Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

June 4, 2013

Via Edgar Submission and Overnight Courier

Mr. Duc Dang, Senior Counsel

Ms. Erin Martin, Attorney-Advisor

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	American Homes 4 Rent

Confidential Draft Registration Statement on Form S-11

Submitted April 12, 2013

CIK No. 0001562401

Dear Mr. Dang:

On behalf of our client American Homes 4 Rent (the “Company” or the “REIT”), this letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by the Company in your letter dated May 10, 2013, with regard to the Company’s above-referenced confidential draft registration statement on Form S-11 submitted on April 12, 2013 (the “Confidential Registration Statement”). For convenience of reference, we have repeated your comments below in italics followed by the Company’s responses. In addition, we have enclosed a marked copy of the Company’s initial registration statement on Form S-11 (the “Registration Statement”) that was publicly filed today and marked to indicate changes from the Confidential Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions set forth in the Registration Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Registration Statement.

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company acknowledges the Staff’s comment and undertakes to provide copies of graphics, maps, photographs and related artwork that the Company expects to use in the prospectus prior to distributing the preliminary prospectus to prospective investors. The Company has not yet determined which artwork will be included in the inside front cover and possibly elsewhere in the prospectus.

Mr. Duc Dang U.S. Securities and Exchange Commission	- 2 -	June 4, 2013

2.	Please provide us with copies of the relevant portions of any study, report or book that you cite or on which you rely as well as the sources for the charts presented. Please mark the materials to specifically identify the portions that support your disclosure. Furthermore, we note your disclosure on page i regarding much of the data used in your prospectus. To the extent that you also rely on sources other than those referenced on page i, please confirm that those industry reports or studies were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.

Other than the expertized market study prepared by John Burns Real Estate Consulting, LLC that is referenced on various pages of the Registration Statement, the Company confirms that the third-party industry and market data included in the Registration Statement is from publicly available sources, none of which was commissioned by the Company or the underwriters. A copy of this market study will be filed as Exhibit 99.1 in a subsequent amendment to the Registration Statement.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company has not provided, nor has it authorized anyone to provide on its behalf, any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The underwriters participating in the Company’s initial public offering have confirmed to the Company that they have not published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act.

4.	We note that you have not yet identified any specific investments to be acquired with the net proceeds of the offering and that you will be taxed as a REIT. Please tell us your anticipated offering amount and why you believe Industry Guide 5 is not applicable to this offering.

The Company advises the Staff that, although it has estimated a proposed maximum aggregate offering price of approximately $1.25 billion for purposes of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act, it has yet to finalize the anticipated amount of the offering.

Mr. Duc Dang U.S. Securities and Exchange Commission	- 3 -	June 4, 2013

While Industry Guide 5 (“Guide 5”) by its terms applies to real estate limited partnerships, the Company acknowledges that Release 33-6900 provides that the requirements of Guide 5 “should be considered, as appropriate, in preparation of registration statements for real estate investment trusts.” In practice, the Company acknowledges that the Staff has requested Guide 5 disclosure in initial public offerings by newly formed REITs that are considered “blind pools” or generally when more than 25% of the offering proceeds are not allocated in the use of proceeds disclosure to specific uses. However, the Company respectfully submits that Guide 5 disclosure is not appropriate or necessary for this offering because (A) the Company is not a “blind pool” – the Company has an established acquisition track record of purchasing single-family properties with specified characteristics and has historical operations and substantial assets on its balance sheet, and (B) the Company has sufficiently identified and described the specific uses of the net proceeds from this offering in the “Use of Proceeds” section of the prospectus.

The Company has an established track record of purchasing single-family properties with specified characteristics and has historical operations and substantial assets on its balance sheet. As of April 30, 2013, the Company owned 9,432 single-family properties for an estimated total investment of $1.6 billion and had an additional 1,416 properties in escrow that it expected to acquire, subject to customary closing conditions, for an estimated total investment of $244 million (excluding the anticipated acquisition of 4,778 single-family properties expected to be acquired through the Alaska Joint Venture Acquisition). The Company’s unaudited condensed consolidated balance sheet as of March 31, 2013, which is included in the Registration Statement, identifies more than $1.6 billion in total assets, of which more than $1.1 billion are single-family properties. The Company has amassed its portfolio of homes with a strategy of acquiring properties with specific property characteristics, including: (i) construction after 1990; (ii) three or more bedrooms; (iii) two or more bathrooms; (iv) a range of $70,000 estimated minimum valuation to $400,000 maximum bid price; and (v) estimated renovation costs not in excess of 25% of estimated value. The Company directs the Staff to disclosure in the Registration Statement on page 2 of the “Prospectus Summary,” which summarizes certain information with respect to the Company’s properties as of April 30, 2013.

The Company has sufficiently identified and described the specific uses of the net proceeds from the offering in the “Use of Proceeds” section of the prospectus. The Company intends to use the net proceeds of this offering (A) to repay an aggregate of approximately $800 million of debt under the Company’s credit facility ($270 million of which was outstanding as of May 31, 2013) that the Company expects to have incurred to purchase single-family properties prior to the completion of this offering, based on the Company’s current pace of acquisitions, and (B) to continue acquiring single-family properties with the characteristics set forth above, including 1,425 properties in escrow that it expects to acquire, subject to customary closing conditions, for

Mr. Duc Dang U.S. Securities and Exchange Commission	- 4 -	June 4, 2013

an estimated total investment of $245 million. If the Company’s offering is in the anticipated range of $1.25 billion, the Company expects that approximately 80% of the net proceeds would be dedicated to repaying debt incurred prior to the completion of this offering to purchase single-family properties and to acquiring specific escrow properties.

For the reasons specified above, the Company does not believe that it is a “blind pool” or that its currently disclosed use of the net offering proceeds constitute unspecified uses. and that it has disclosed specified uses of the net offering proceeds. The Company therefore respectfully submits that Guide 5 is not appropriate or necessary for this offering.

Cover Page of Prospectus

5.	Please revise your cover page to only identify those entities that will serve as a lead underwriter or advise.

Consistent with customary practice, the cover page of the prospectus lists all four of the book-running underwriters. The name of the lead underwriter, Goldman, Sachs & Co., appears first in the list.

Certain Terms Used in This Prospectus, page ii

6.	Please include the definitions of “acquisition cost,” “estimated renovation costs” and “estimated total investment” in a footnote to the tables that use this terminology in the prospectus.

The Company advises the Staff that the term “acquisition cost” is not used in the tables in the prospectus. In response to the Staff’s comment, the Company has revised its disclosure to include the definitions of “estimated renovation costs” and “estimated total investment” in footnotes to the tables that use this terminology. Please see page 2 of the “Prospectus Summary” and page 117 of “Our Business and Properties.”

7.	Please clarify in the respective definitions that the 5% acquisition and 5% renovation fees are paid to AH LLC.

The Company has revised its disclosure in the prospectus in response to the Staff’s comment on page iii of “Certain Terms Used in this Prospectus.”

Prospectus Summary, page 1

8.	We note your summary contains a lengthy description of your market opportunity, competitive advantages and business/growth strategies. Further, we note that identical or very similar disclosure appears later in your prospectus. Please revise to reduce the amount of repetitive disclosure in the summary.

In response to the Staff’s comment, the Company has revised the Prospectus Summary to reduce the amount of repetitive disclosure.

Mr. Duc Dang U.S. Securities and Exchange Commission	- 5 -	June 4, 2013

9.	Based on the significant amount of disclosure dedicated to AH LLC, please revise to discuss your dependence, if any, on AH LLC for your acquisitions and growth and the risks associated with such dependence.

In response to the Staff’s comment, the Company has added disclosure in “Risk Factors” on page 43 of the prospectus discussing the Company’s dependence on AH LLC for acquisitions and growth and the risks associated with such dependence.

Our Properties, page 2

10.	Please tell us whether you have considered whether any of your acquisitions, including acquisitions made originally by AH LLC and contributed to you, are significant acquisitions as contemplated by Rule 3-14 of Regulation S-X.

The Company has evaluated the treatment of properties that it has acquired, including acquisitions made originally by AH LLC and contributed to the Company. The Company has concluded that separate presentation of audited financial statements pursuant to Rule 3-14 of Regulation S-X is not required nor appropriate because the historical operations of those properties have already been included in the audited recast historical consolidated financial statements of the Company that are presented in the Registration Statement. Inclusion of these properties in the historical consolidated financial statements of the Company is appropriate as it has been determined that AH LLC and the Company are entities under common control under ASC 805, Business Combinations. See also responses to comments 26 and 27.

The Company has concluded in the case of the Alaska Joint Venture Acquisition, which it deems as probable, that a presentation of audited financial statements in accordance with Rule 3-14 of Regulation S-X is appropriate, and such financial statements have been included in the Registration Statement.

Mr. Duc Dang U.S. Securities and Exchange Commission	- 6 -	June 4, 2013

Our Business and Growth Strategies, page 6

11.	We note your statement that you do not currently manage all of the properties in your portfolio. Please identify any property manager that manages a material portion of your portfolio and clarify if any are affiliates of you or AH LLC.

As noted in the table below, as of May 24, 2013, AH LLC provided all of the property management and leasing services for the properties located in 15 of the 42 markets in which the Company owns properties (9,039 properties). Such property management and leasing services provided by AH LLC are one of the components of the Management Internalization that the Company is planning to assume.

	Number of Markets	Number of Homes as of May 24, 2013	Percentage of All Homes in Portfolio
Fully managed by AH LLC	19	10,386	64.8%
Markets in transition, expected to be fully managed by AH LLC in June 2013	4	2,046	12.8%
Markets in transition, expected to be fully managed by AH LLC in July 2013	7	1,183	7.4%

Markets managed by AH LLC or in transition	30	13,615	85.0%

Markets not yet in transition or not scheduled to be managed by AH LLC by the end of July 2013	12	2,396	15.0%

Totals	42	16,011	100.0%

As of May 24, 2013, the Company utilized the services of 29 third-party property managers. None of these third-party property managers managed a material portion of the Company’s portfolio, and none were affiliates of the Company or AH LLC. No individual third-party property manager managed more than 3.4% of the Company’s portfolio. The four largest third-party property managers, who manage 2.0% or more of our assets, are, as of May 24, 2013:

Property Manager (Market)	Number of Homes Managed	Percentage of all Homes in Portfolio	Status
PAR Property Management of Jacksonville (Jacksonville, FL)	543	3.4%	Not scheduled to be internalized
Arrico Realty & Property Management (Tampa, FL)	478	3.0%	In transition – expected to be fully managed by AH LLC in May 2013
Park Avenue Property Management (various markets in North and South Carolina)	363	2.3%	In transition – some markets expected to be fully managed by AH LLC in June 2013 and others in July 2013
ReMax Fine Homes (Nashville, TN)	313	2.0%	In transition – expected to be fully managed by AH LLC in June 2013
All others (25 property managers) (23 markets)	5,275	32.8%

Totals (29 property managers) (27 markets)	6,972	43.5%

Mr. Duc Dang U.S. Securities and Exchange Commission	- 7 -	June 4, 2013

Management Internalization, page 7

12.	Please clarify when the manager was internalized, and tell us why this has not been disclosed as a subsequent event in your financial statement footnotes.

On May 28, 2013, the Company, the Company’s operating partnership, American Homes 4 Rent, L.P., and AH LLC entered into a contribution agreement to effect the Management Internalization. The closing of the Management Internalization is subject to a number of customary conditions. We expect the Management Internalization to be completed prior to the commencement of the offering. We believe that it is probable that this transaction be consummated and, accordingly, a subsequent event footnote has been added to the March 31, 2013 financial statements of the Company included in the Registration Statement, and the financial statements for the Company’s advisor American Homes 4 Rent Advisor, LLC, and property manager American Homes 4 Rent Management Holdings, LLC have been included in the Registration Statement in accordance with Rule 3-05 of Regulation S-X.

Our Structure, page 9

13.	Please revise your chart to clarify that American Homes 4 Rent, LLC is also known as AH LLC.

In response to the Staff’s comment, the Company has revised the structure chart on page 11 of the “Prospectus Summary” to clarify that American Homes 4 Rent, LLC is also known as AH LLC.

Risk Factors, page 18

14.	We note that several risk factor subheadings merely state general factors about your business. For example, we note the following subheadings:

•	“We may not be able to effectively manage our growth,” page 19;

•	“We may experience deferred maintenance costs,” page 21;

•	“We may not have control over timing and costs from renovation of properties,” page 21;

•	“We face significant competition for acquisitions of our target properties,” page 21; and

•	“Short-term leases of residential property may expose us to the effects of declining market rents,” page 24.

Please revise through as necessary to identify briefly in your subheadings the specific harm that results from the noted facts or uncertainties. Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

In response to the Staff’s comment, the Company has reviewed the risk factor subheadings throughout the “Risk Factors” section and revised them as necessary to identify the specific harm or risk that may result from the noted facts or uncertainties.

Mr. Duc Dang U.S. Securities and Exchange Commission	- 8 -	June 4, 2013

Use of Proceeds, page 46

15.	Please clarify if the acquisition of additional properties in escrow will be funded by your offering proceeds. If so, please revise to provide additional information regarding those properties in the appropriate section.

The Company plans to use a portion of the offering proceeds to acquire and renovate additional single-family properties, including purchasing 1,425 properties currently held in escrow that have an aggregate estimated total investment of approximately $245 million. To provide additional information about these escrowed properties, the Company has included an additional table on p. 3 in the “Prospectus Summary” and on p. 118 of “Our Business and Properties” and also have referenced these escrowed properties in “Use of Proceeds.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

16.	We note your disclosure on page 34 that you engaged a financial advisor to determine whether the consideration to be paid to AH LLC was fair. Please provide us with a copy of the opinion or advise. Also, please revise to discuss in greater detail the reasons for the internationalization transaction. If possible, please quantify the financial ramifications of internalization. For example, compare the fees that would have been paid to your external manager under the prior arrangement and the expenses that will be incurred due to internal management.

The Company has deleted any references in the Registration Statement to a fairness opinion from a financial advisor in connection with the Management Internalization. On page 131 of “Our Business and Properties—Management Internalization,” the Company has provided additional disclosure regarding the reasons for the Management Internalization. Among these reasons are certain factors that the Company believes will have a significant financial impact on the Company, including that (1) after the Management Internalization, the Company will no longer pay an annual advisory management fee to a related party advisor of 1.75% of shareholders’ equity, (2) after the Management Internalization, the Company will no longer pay a property management fee to a related party property manager equal to 6% of collected rent and a leasing fee equal to one-half month’s rent for each twelve-month rental period, and (3) after 18 months from the closing date of the Management Internalization, the Company will no longer pay to AH LLC an acquisition fee equal to 5% of the sum of the purchase price and initial renovation costs of each property that the Company acquires. The Company expects that elimination of these third party fees will be offset to some extent by an increase in selling, general and administrative expenses (“SG&A”) as the Company assumes new advisory, property management and other responsibilities. However, over time, the Company believes that as it expands its property holdings, the reduction in fees will be significantly greater than any increase in SG&A. To provide information on the historical financial impact of the Management Internalization, the Registration Statement includes pro forma condensed consolidated financial information for the

Mr. Duc Dang U.S. Securities and Exchange Commission	- 9 -	June 4, 2013

year ended December 31, 2012 and the three months ended March 31, 2013 that reflects the historical pro forma effects of the Management Internalization as if the transaction had occurred as of or prior to the date of such financial information.

Factors that Affect Our Results of Operations and Financial Conditions, page 53

17.	You indicate that the amount of time that it takes to convert an acquisition to a rental property is a factor that affects your operations. Please tell us if management tracks this metric and if so, whether it views it as a key performance indicator. Similarly, please tell us if management tracks the average amount of time it takes to lease a rent ready/stabilized property and the rate of resident turnover.

The amount of time is takes to convert an acquisition to a rental property is a factor that affects the Company’s operations. This metric is tracked and consists of various possible steps to bring the property to “rent-ready” status. In the Registration Statement, the Company has included a chart captioned “Fully Integrated Team and Process” on page 126 of the Registration Statement that presents, among other things, the average time from acquisition to renovation (92 days) and renovation to leasing (30 days) within its portfolio.

With respect to resident turnover, the Company has only limited experience in evaluating tenant retention since they have only recently acquired a substantial majority of their properties and their leases are generally for a one-year term. To date, a majority of the leases that have expired have been renewed. However, while the Company expects to retain tenants and raise rental rates at its properties over time, it does not believe that it has acquired sufficient time or data with respect to resident turnover to provide meaningful information.

18.	In future filings, please expand your disclosure in MD&A to include an analysis of your capital expenditures. Please provide a narrative discussion for fluctuations from year to year and expectations for the future. The total of these capital expenditures should reconcile to the capital expenditures included in cash flow from investing activities.

The Company acknowledges the Staff’s comments and will address them in MD&A disclosure in future filings after its initial public offering.

Mr. Duc Dang U.S. Securities and Exchange Commission	- 10 -	June 4, 2013

Property Management, page 54

19.	As a result of your management internalization, we note your reference to economies of scale and that you will provide 75% of the property management services on page 76. Please discuss any services that are outsourced and describe the referenced economies of scale.

The Company refers the Staff to its response to comment 11 above. AH LLC currently provides, or expects to provide by July 31, 2013, property management and leasing services in markets that cover 85% of the properties in its portfolio. The Company has revised its disclosure on page 125 of the Registration Statement to describe the outsourced services and referenced economies of scale.

Results of Operations, page 55

20.	In future Exchange Act periodic reports, once you have relevant comparative data, please disclose the relative impact on period to period results from same store rent ready/stabilized properties and from other properties, and within the same store rent ready/stabilized portfolio, the relative impact of changes in occupancy and rent rates.

The Company acknowledges the Staff’s comments and will disclose the information requested in future Exchange Act periodic reports.

Our Leasing Performance, page 74

21.	We note footnote (5). As currently disclosed, it does not appear that average annual scheduled rent per leased property takes into account the effect of tenant concessions, such as free rent. Please revise to quantify the effect of tenant concessions or explain why such information is not material. Please make conforming changes throughout your prospectus.

Free rent is not a material component of the Company’s strategy to lease a property. As of April 30, 2013, the Company operated in 41 markets and in none of them did they market homes with teaser rents or free rent. The terms of the Company’s leases generally do not contain such concessions. In limited cases, the Company allows a new tenant who has signed a lease to access a newly-renovated property to move their furnishings into the home prior to the commencement of rent for the lease. This accommodation is usually provided for the Company’s convenience to facilitate the intake of new tenants around the first of each month. In these cases, the Company has elected to defer recognition of rental income until the actual commencement of rent for the lease.

Mr. Duc Dang U.S. Securities and Exchange Commission	- 11 -	June 4, 2013

22.	Here or on page 103, please revise to disclose the duration and any other material terms associated with this agreement.

In response to the Staff’s comment, the Company has added disclosure on pages 158-159 in “Certain Relationships and Related Party Transactions” of the Registration Statement that discloses the duration of and the material terms associated with the amendment to the agreement on investment opportunities.

Trustee Compensation Table, page 90

23.	Please refer to Item 402(k) of Regulation S-K and tell us why you have excluded Mr. Hughes and limited this table to “independent” trustees.

In response to the Staff’s comment, the Company has added Mr. Hughes to the Trustee Compensation Table on page 142 of the Registration Statement. The Company also has revised the introductory disclosure to the table to clarify that that the table presents information relating to the total compensation of the Company’s non-employee trustees in 2012 and that Messrs. Hughes, Singelyn and Corrigan did not receive any compensation for their services as trustees in 2012.

Principal Shareholders, page 110

24.	Please tell us why the table does not reflect the beneficial ownership of AH LLC’s shares in Mr. Hughes’s row.

The Company respectfully submits that Mr. Hughes is not the beneficial owner of AH LLC’s shares. As the sole manager of AH LLC, Mr. Singelyn has voting and dispositive power over the shares owned by AH LLC and is the beneficial owner of AH LLC’s shares. The Company has revised the disclosure in the table and the footnotes to clarify the beneficial ownership of AH LLC’s shares.

25.	Please disclose the natural person with voting or dispositive power of the securities held by BlueMountain Capital.

In response to the Staff’s comment, the Company has revised the disclosure in footnote 6 to the Principal Shareholders table to disclose that an investment committee collectively holds voting and dispositive power over the securities held by BlueMountain Capital.

Mr. Duc Dang U.S. Securities and Exchange Commission	- 12 -	June 4, 2013

Note 1. Organization and operations, page F-7

26.	We note you have accounted for the purchase of the 2,770 properties contributed by AH LLC as a transaction by entities under common control. Please tell us how you determined that you and AH LLC are under common control.

Initially, the Company considered the guidance set forth in ASC 810, Consolidations, when analyzing whether AH LLC controls the REIT. In doing so, the Company evaluated whether the REIT is a variable interest entity in accordance with ASC 810-10-15-3(a), which states “If the reporting entity is within the scope of the Variable Interest Entities Subsections, it should first apply the guidance in those Subsections.” Under ASC 810-10-15-17(d), a legal entity that is a business need not be evaluated by a reporting entity to determine if the legal entity is a variable interest entity (“VIE”) unless certain conditions exist, including whether the reporting entity and/or its related parties participated significantly in the design of the legal entity. AH LLC participated significantly in the design of the REIT (e.g., it structured the governance, operating and capital structure). Further, due to AH LLC’s ownership of American Homes 4 Rent Advisor, LLC (the “Advisor”) and American Homes 4 Rent Management Holdings, LLC (the “Property Manager”) of the REIT, substantially all of the REIT’s activities involve AH LLC in some capacity. Further, the REIT is not an operating joint venture. Therefore, the Company determined that the VIE guidance was applicable to the assessment of whether AH LLC controls the REIT.

ASC 810 indicates that variable interests can take many forms, including equity and debt investments, guarantees, derivatives, management contracts, and service contracts. Variable interests can exist in implicit relationships, especially if related party relationships are involved. Accordingly, AH LLC and all other equity holders have a variable interest in the REIT. Additionally, the Advisor, which is wholly owned by AH LLC, was identified as a variable interest holder in the REIT due to fees it receives in its capacity as a decision maker, which is discussed below.

In accordance with ASC 810-10-15-14, a VIE is an entity that, by its design, has certain characteristics. One of these characteristics considers whether the holders of the equity investment at risk (as a group) do not possess the power, through voting rights or similar rights, to direct the activities that most significantly impact the entity’s economic performance. In this regard, the Company considered that as a result of the advisory contract, the REIT shareholders do not have substantive participating rights as they cannot participate in, or take part in the control of, the management of the REIT or its business. Further, the REIT shareholders do not have the ability to remove AH LLC in its role as Advisor. The same is true of the REIT’s board of trustees. That is, the board does not have the ability to remove or veto decisions made by the Advisor, nor does any single party control the board. Rather, the Advisor is responsible for substantially all of the REIT’s strategic and operating activities, as enumerated in Section 2 of the advisory contract.

Under ASC 810-10-55-37, if a separate management agreement grants the power to direct the activities that most significantly affect the entity’s economic performance and that contract is determined to be a variable interest, then the equity holders as a group lack the power to direct the activities that most significantly impacts the entity under ASC 810-10-15-14.b.1. The Company considered whether the Advisor met the fiduciary exception guidance under ASC 810-

Mr. Duc Dang U.S. Securities and Exchange Commission	- 13 -	June 4, 2013

10-55-37 and 37A. Specifically, item c. of paragraph 55-37 requires an analysis of other interests in the entity that absorb more than an insignificant amount of expected losses or receive more than an insignificant amount of residual returns. This contemplates equity interests held by related parties (paragraph 55-37A). At the evaluation date, AH LLC (the Advisor’s parent) owned approximately 12% of the REIT’s outstanding equity, which reflects the fact that neither AH LLC nor the Advisor is acting in a merely fiduciary role with respect to the REIT. As a result, the Advisor does not meet the fiduciary exception, the advisory contract represents a variable interest and the REIT is a variable interest entity.

The Company then concluded that the Advisor is the primary beneficiary of the REIT primarily due to the following:

•	Through the advisory management agreement, the Advisor has the power to direct the activities of the REIT that most significantly impacts its economic performance, and

•

The Advisor’s fee structure is considered a variable interest that represents a right to receive benefits and an obligation to absorb losses from the REIT that could potentially be significant to the VIE.

As the Advisor is 100% owned and controlled by AH LLC, AH LLC has control over the REIT.

The Company next considered whether the purchase of the 2,770 properties contributed by AH LLC should be recorded as a transaction between entities under common control. In accordance with ASC 805-50-15-6, common control transactions include transfers and exchanges between entities that are under the control of the same parent, and transactions in which all of the combining entities are controlled by the same party or parties before and after the transaction and that control is not transitory. Because the 2,770 single-family properties and the REIT were under the control of AH LLC before and after the contribution transaction, the 2,770 property contribution was accounted for as a transaction between entities under common control.

27.	Please tell us how you determined it was appropriate to account for the purchase of 2,770 properties contributed by AH LLC during 2012, given that the transaction did not occur until February 28, 2013. Please refer to ASC 805-50-25-2 and 805-50-45.

The Company acknowledges the Staff’s comment and the guidance set forth in ASC 805-50-25-2 and 805-50-45 regarding the transfer date recognition and financial statement presentation for transactions between entities under common control. However, the Company respectfully advises the Staff that we also considered the guidance set forth in the Division of Corporation Finance Financial Reporting Manual (“FRM”) that contemplates the consummation of

Mr. Duc Dang U.S. Securities and Exchange Commission	- 14 -	June 4, 2013

transactions that will occur at or immediately before the effectiveness of a registration statement and require retrospective application in the annual financial statements. Section 4710 of the FRM permits draft audit reports when the financial statements of an initial public offering registrant have been adjusted to retroactively reflect transactions that have not yet occurred, but will occur at or prior to effectiveness. Additionally, section 13410.3 of the FRM notes that in an initial registration statement, the Staff will consider requests to present consolidated or combined financial statements as the primary financial statements of the registrant in lieu of the separate financial statements of the registrant and of the entities to be reorganized. As the purchase of the 2,770 properties contributed by AH LLC had already occurred prior to the Company’s initial confidential submission or public filing (and therefore, well before the effectiveness of the Company’s registration statement), the consolidated financial statements were retroactively adjusted to reflect the contribution.

Additionally, the Company notes that ASC 250-10-45-21 requires that a change in the reporting entity or the consummation of a transaction accounted for in a manner similar to a pooling of interests, i.e., a reorganization of entities under common control, be retrospectively applied to the financial statements of all prior periods when the financial statements are issued for a period that includes the date the change in reporting entity or the transaction occurred. The Registration Statement has been revised to include the March 31, 2013 quarterly financial statements of the REIT. Accordingly, the purchase of the 2,770 properties contributed by AH LLC is now a historical transaction for which retroactive presentation is required under ASC 250.

Note 3. Single-family properties, page F-12

28.	Please clarify whether the total number of properties owned as of December 31, 2012, 3,644, includes the 2,770 properties contributed by AH LLC.

The Company respectfully advises the Staff that the total number of properties owned as of December 31, 2012 and disclosed in the single-family properties table in Note 3 includes 2,661 of the 2,770 properties contributed by AH LLC. The remaining 109 single-family properties contributed by AH LLC were acquired by AH LLC in 2013.

Note 4. Investment in Real Estate Entity

29.	Please provide us with additional detail about how AH LLC obtained the class B interest from RJ LLC. We note from your disclosure that no consideration was issued by AH LLC to acquire this interest, but that you purchased this interest from AH LLC for $9.8 million.

On December 31, 2012, AH LLC contributed a Class B membership interest in RJ LLC to the Company’s operating partnership in exchange for 653,492 3.5% convertible perpetual preferred units of the operating partnership. As disclosed in Note 4, these convertible preferred units have

Mr. Duc Dang U.S. Securities and Exchange Commission	- 15 -	June 4, 2013

an agreed-upon value of $9.8 million, but as further explained below, this transaction was not recorded at fair value. Both the Class B membership interest and the convertible preferred units were created on or about December 31, 2012 at the direction of AH LLC to facilitate this transaction. AH LLC amended RJ LLC’s operating agreement to accommodate the terms of this transaction. The amended terms of the operating agreement created the Class B membership interest, which is entitled to receive 100% of operating cash flow distributions and 20% of carried interest distributions of RJ LLC. In other words, AH LLC did not incur a cost to acquire the convertible preferred units.

The purpose of the transaction was to provide the Company’s operating partnership with an additional source of interest free cash flows. Therefore, the transaction will ultimately improve investment returns for the REIT without leveraging the REIT or increasing AH LLC’s direct equity ownership interest.

Prior to this transaction, AH LLC owned 100% of RJ LLC and a small percentage of the Company’s operating partnership. AH LLC structured and created both the operating partnership and RJ LLC and ultimately controls both entities through a variety of equity and contractual instruments. Specifically (and as further described in our response to comment 26), the Advisor is the primary beneficiary of the REIT. As the Advisor is a wholly-owned subsidiary of AH LLC, AH LLC, through the Advisor, exercises control over the REIT. The REIT controls the operating partnership and accordingly, AH LLC also indirectly controls the operating partnership. Therefore, the contribution of the RJ LLC interest to the operating partnership by AH LLC meets the criteria of a common control transaction under ASC 805-50-15-6(d).

Under ASC 805-50-30-5, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. As a result, the exchange of equity interests was recorded at the carryover basis of the Class B membership interest, or zero. In other words, the Company recorded the interest in RJ LLC at zero because that was also AH LLC’s basis in the investment, i.e., the parent’s (primary beneficiary’s) basis.

Note 7. Shareholders’ Equity, page F-14

30.	Please tell us how you have accounted for the modification of the option AH LLC holds to purchase $50 million of your class A shares, and why the modification is not disclosed in your financial statements. Please revise your disclosure to clarify that no cash will be received from AH LLC in exchange for the options, and to clarify when the options will expire.

The Company respectfully advises the Staff that as of April 12, 2013, the date of the Confidential Registration Statement and the date of the auditor’s report on the Company’s consolidated financial statements, the option held by AH LLC to purchase $50 million of the Company’s Class

Mr. Duc Dang U.S. Securities and Exchange Commission	- 16 -	June 4, 2013

A shares had not yet been modified to permit cashless exercise by AH LLC. The modification to the option was made on April 16, 2013, the date the option was exercised, and no terms other than the method of exercise were modified. While a cashless exercise was not contemplated in the initial agreement, the exercise method is not an input to the valuation model and therefore, the difference between the fair value of the option immediately before and after the modification was nominal.

Exhibit Index

31.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review.

The Company acknowledges the Staff’s comment and will file all required exhibits as promptly as possible. The Company further advises the Staff that it is not yet in a position to file legal and tax opinions with this Registration Statement but will provide draft copies of such opinions supplementally to the Staff when available.

Mr. Duc Dang U.S. Securities and Exchange Commission	- 17 -	June 4, 2013

*    *    *    *    *

The Company respectfully believes that the proposed modifications contained in the Registration Statement and the supplemental information provided are responsive to the Staff’s comments. If you have any questions or further comments, please feel free to contact me at (202) 637-8357.

Sincerely,

/s/ James E. Showen
James E. Showen Partner

cc:	Dan Gordon, Securities and Exchange Commission

Eric McPhee, Securities and Exchange Commission

Sara Vogt-Lowell, American Homes 4 Rent

G. Allen Hicks, Hogan Lovells US LLP

William J. Cernius, Latham & Watkins